UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2026
Commission file number 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor
Hamilton, HM 12
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant’s following registration statements on Form F-3 (File Nos. 333-278737, 333-278529, 333-167860 and 333-278738-01).

EXPLANTORY NOTE

This Amendment No. 1 (this “Amendment”) to the Form 6-K originally filed by Brookfield Infrastructure Partners L.P. on November 6, 2026 (the “Original Form 6-K”) is being filed for the purpose of correcting the description of Exhibit 99.1 in the exhibit index, which should read “Brookfield Infrastructure Partners L.P.’s interim report for the quarter ended September 30, 2026” rather than “Brookfield Infrastructure Partners L.P.’s interim report for the quarter ended June 30, 2026”. Other than the foregoing, no part of the Original Form 6-K or its exhibits are being amended.

The information contained in Exhibit 99.1 of this Amendment is incorporated by reference into the registrant’s following registration statements on Form F-3 (File Nos. 333-278737, 333-278529, 333-167860 and 333-278738-01).

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1
Brookfield Infrastructure Partners L.P.’s interim report for the quarter ended September 30, 2026 (incorporated by reference to Exhibit 99.1 to Brookfield Infrastructure Partners L.P.’s Form 6-K filed on November 6, 2026)

99.2
Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to Canadian law (incorporated by reference to Exhibit 99.2 to Brookfield Infrastructure Partners L.P.’s Form 6-K filed on November 6, 2026)

99.3
Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to Canadian law (incorporated by reference to Exhibit 99.3 to Brookfield Infrastructure Partners L.P.’s Form 6-K filed on November 6, 2026)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED
Date:	November 6, 2026	By:	/s/ WILLIAM COX
Name: William Cox
Title: Director